GRAND ENTERTAINMENT & MUSIC (G.E.M.), INC.
                      4862 Mayfair Avenue
                      Montreal, QC H4V 2E7
                             CANADA


September 12, 2001


Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549


    Re:  Grand Entertainment Music (G.E.M.), Inc.
          Registration Statement on Form 10-SB
          filed on January 4, 2001
          File No. 0-31117


Dear Mr. Webb:

This letter shall serve as notification that the company is hereby withdrawing its Registration Statement on Form 10-SB.

Very truly yours,


/s/Fred Berlin


Fred Berlin
President and Chief Executive Officer